Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

February 18, 2014	NR 3 - 2013

Avrupa reports Covas Phase 2 results

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3.05 meters @ 1.26% WO3, incl. 1.05 meters @ 2.07% at Muito Seco

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3.25 meters @ 0.19% WO3, incl. 1.25 meters @ 0.38% at Telheira

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Extended Castelo to the SE and SW into previously-unexplored area

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on results from the Phase 2 drilling program at the Covas Tungsten Joint Venture Project in northern Portugal.  The project is operated by Avrupa, and fully funded by Blackheath Resources Inc. (“Blackheath”), under a previously-announced earn-in agreement (see AVU news release, dated May 18, 2011).  Blackheath has already earned a 51% interest in the project, and is presently close to the 70% level, which requires an additional expenditure of € 700,000 (for a total of € 1 million) by March 20, 2014 to advance the project.  Blackheath can earn a further 15%, for an aggregate total of 85%, by funding the completion of a NI 43-101 - compliant pre-feasibility study by March 20, 2016.

The Phase 2 drilling program greatly expanded the skarn-related zones of tungsten mineralization in each of the four areas tested and discovered a new mineralized zone, as well.  The program included fourteen diamond drill holes, totaling 1,183 meters, drilled in the five different target zones:  Muito Seco, Lapa Grande, Telheira, Castelo, and a new zone lying between the historic Cerdeirinha Pit area and the Muito Seco zone.  Step-out drilling ranged from 50 to 550 meters, averaging over 200 meters in distance from previously known zones of mineralization.  Results from both the first and second phases of drilling at Covas clearly indicate that there is further potential for expansion at all five target areas, as well as for discovery of new mineralization near and around the known mineral zones.  In addition, new geological and structural interpretation of the data from the combined recent and historical drilling indicates the presence of potential vectors towards further high grade tungsten zones.  There are still a number of outstanding, under-explored target areas around the Skarn Ring, as well as in the Covas Dome, itself.

Highlights of the Phase 2 program include 3.05 meters of 1.26% WO3, including 1.05 meters of 2.07% WO3, starting at a depth of 12.75 meters at Muito Seco and 3.25 meters of ).19% WO3, including 1.25 meters of 0.38% WO3, starting at a depth of 82.55 meters at Telheira.  Drilling at Castelo extended tungsten-mineralized skarn in both the southwest and southeast directions in previously unexplored areas around the previously-known mineral zone.  All holes were drilled vertically, and intercepts are considered to represent close to true thickness of the mostly flat-lying mineralized zones.  Following is a summary of results from the Phase 2 drill program.

HOLE ID	EASTING	NORTHING	LENGTH	INTERCEPT DEPTH	INTERCEPT % WO3	SUMMARY EXTENSIONS DISTANCES
CO 22/13	525160	4635105	40.60	28.70	1.00 m @ 0.04% WO3	Extended Lapa Grande target over 80 meters to the SE
CO 23/13	525515	4634892	149.50	128.40	2.20 m @ 0.21% WO3
CO 24/13	525030	4634800	40.00	12.75	3.05 m @ 1.26% WO3	Extended Muito Seco target area over 200 meters to the SE
CO 25/13	525180	4634670	58.60	N/A	Thick skarn, no significant tungsten values
CO 26/13	524808	4634970	89.40	N/A	No skarn – collared in lower schist	Expanded known tungsten mineralization 550 meters in new discovery target area at Muito Seco/ Cerdeir-inha.
CO 27/13	524640	4634720	70.10	22.40	2.00 m @ 0.17% WO3
CO 28/13	524780	4634665	41.30	35.50	0.75 m @ 0.15% WO3
CO 29/13	524947	4634658	54.30	13.80	1.80 m @ 0.20% WO3
CO 30/13	524201	4634026	118.10	88.20 & 101.20	1.00 m @ 0.21 and 1.00 m @ 0.19% WO3	Extended Castelo target area over 100 meters SW
CO 31/13	522720	4635435	105.10	82.55	3.25 m @ 0.19% WO3	Extended Telheira target area over 180 meters NW and 130 meters to the S/SW
CO 32/13A	522773	4635244	141.30	125.50	1.00 m @ 0.12% WO3
CO 33/13	522847	4635164	54.30	N/A	no significant tungsten values
CO 34/13	522725	4635514	53.60	N/A	no significant tungsten values
CO 35/13	524525	4633885	166.70	142.30	9.20 m @ 0.143% WO3	Extended Castelo target area over 75 meters SE

Paul W. Kuhn, President and CEO of Avrupa Minerals said, “We are pleased and encouraged with the overall results from the Phase 2 drilling at Covas.  We were able to expand and upgrade a number of important target areas.  Our follow-up geological and structural analyses of the new work, combined with all of the historic data, allows us to better target potential high grade tungsten zones, as well as target further expansions of known mineralization.  We look forward to using this information to plan for Phase 3 drilling, which will bring the JV closer to the goal of completing a NI 43-101 resource estimate for the Project.”

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $38 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Joint Venture is not considering the historical estimates as current mineral resources.)

Blackheath Resources Inc. is listed on the TSX Venture Exchange, and is focused on tungsten exploration and development in Portugal.  Management of Blackheath has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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